FORM 6-K

           SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549



                REPORT OF FOREIGN ISSUER


        Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                  For January 10, 1997




               NAM TAI ELECTRONICS, INC.
             (Registrant's name in English)




            Unit 513-520 No. 1 Hung To Road
             Kwun Tong, Kowloon, Hong Kong
        (Address of principal executive offices)


NAM TAI ELECTRONICS, INC. - NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY

          NAM TAI ELECTRONICS, INC. ANNOUNCES
       CONTINUATION OF STOCK REPURCHASE PROGRAM

VANCOUVER, CANADA January 10, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF, TSE Symbol: NMT) today announced that it intends to continue with its stock repurchase program through The Toronto Stock Exchange ("TSE") which has accepted notice filed by the Company in this regard.

The notice provides that the Company may, during the period January 14, 1997 to June 30, 1997, purchase up to 226,500 common shares. The repurchase program is subject to TSE policy which restricts purchases to 10% of the "public float" of the Company during a twelve month period. The price which the Company will pay for any such shares will be the market price at the time of purchase. The actual number of common shares which may be purchased and the timing of any such purchases will be determined by the Company. There are approximately 7,837,000 common shares of the Company issued and outstanding at this time. During the period September 11, 1996 to December 4, 1996, the Company purchased 273,500 of its common shares for total consideration of approximately USD 2,586,000 through the Nasdaq Stock Market in accordance with SEC Rule 10b-18.

The Company believes that its common shares have been trading in a price range which does not adequately reflect their value in relation to the Company's business and its future business prospects. As a result, depending upon future price movements and other factors, the Company believes that its outstanding common shares represent an attractive investment and a desirable use of a portion of its available funds.

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers
("OEMs") from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery,
Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments,Sharp and Texas Instruments.

                         -end-

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        For and on behalf of
                                        Nam Tai Electronics, Inc.
                                        by


                                        (S.d.) Ronald G. Erdman
                                        Ronald G. Erdman
                                        Chief Financial Officer

Date: January 24, 1997